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UEN No. T09LL1649F
VIA EDGAR June 29, 2017 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	FIRM / AFFILIATE OFFICES
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Milan

File No. 047840-0007

Attention:	Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Amy Geddes

Andrew Mew

Re:	MakeMyTrip Limited

Form 20-F for Fiscal Year Ended March 31, 2016

Filed June 14, 2016

File No. 001-34837 (“Form 20-F”)

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s response to the Staff’s comment contained in Mr. Lyn Shenk’s letter dated June 20, 2017 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comment is set forth in italics before the response.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1.	Please revise your discussion of marketing and sales promotion expenses to include a detailed description of the different types of customer acquisition and inducement programs similar to the description included in your response to our previous comment 1. Please quantify the amounts associated with these programs and where they are included in your financial statements. Further, given the material increase in the amounts associated with these programs, both on an absolute basis and as a percent of revenue, please include a discussion that provides insights regarding the facts and circumstances leading to period to period changes therein.

RESPONSE:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-001)

June 29, 2017

In response to the Staff’s comments, the Company has set forth below the detailed description of Marketing and sales promotion expenses that the Company will include in its Form 20-F for the year ended March 31, 2017 and going forward. The proposed disclosure includes a detailed description of the various customer acquisition and inducement programs undertaken by the Company such as cash incentives and loyalty programs to acquire and retain online customers in India.

The Company respectfully submits that as previously explained by the Company in the response letter dated April 14, 2017, the aggregate amount as well as the amounts spent individually on each of these programs is commercially sensitive information and disclosing such amounts would cause harm to the Company’s competitive position in the markets that it operates in. In response to the Staff’s comments, however, the Company has supplementally provided these amounts for fiscal 2016 in Annex A hereto but has requested confidential treatment for that information.

“Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 155.0% to $109.0 million in fiscal year 2016 from $42.7 million in fiscal year 2015 mainly as a result of cash incentives and loyalty reward expenses incurred as part of our customer acquisition and inducement programs to accelerate growth in our standalone hotel booking business in response to increased competition in the domestic travel market in India, and higher marketing expenses related to mobile application download and referral cost by $8.7 million and brand advertisement expenses by $5.0 million in fiscal year 2016 which was partially offset by higher online marketing expenses in ETB Group of $5.4 million in fiscal year 2015.

The Company earns a majority of its revenue on transactions where it acts as an agent and does not assume any performance obligation on the products booked. Accordingly, to effectively represent the underlying business model, revenue and associated costs are presented separately, and the cash incentives and loyalty reward expenses offered on such bookings as mentioned above are accounted for and reported as Marketing and Sales Promotion Expenses. The rationale for the significant increase in such expenses is detailed below.

In fiscal 2016, Indian travel industry saw a significant shift to online transactions driven by significant growth in smartphones user base. In the past, most of the Company’s customers booked travel services using the Company’s websites through their desktop or laptop. In view of the significant increase in smartphone penetration, in fiscal 2016 the percentage of the Company’s standalone hotel bookings happening over mobile almost doubled in a year to over 60% of the total online bookings. Keeping in view the changing trend of the platform being used by customers for online search and bookings i.e. increasingly moving towards mobile site or mobile applications, the Company had to create direct engagement programs to attract and retain its customers. Accordingly, in fiscal 2016 the Company introduced various marketing and promotional schemes such as cash incentives and loyalty programs to acquire and retain online customers in India. The Company has offered these customer inducement and acquisition programs from time to time on its various booking platforms. Below are further details as requested regarding the cash back incentives, upfront cash incentives and e-wallet loyalty programs offered by the Company from time to time:

•	Cash back incentives: Under this scheme, the end-customers are offered certain predefined cash back based on the terms offered at the time of sale. The Company enters into specific agreements with various banks for joint promotional offers pursuant to which the cost of cash back promotional incentive is shared between the Company and the bank and is agreed before rolling out such schemes to the end-customers. On eligible transactions, the cash back is credited in the end-customer’s credit card or bank account by the participating bank within a certain period as per the terms communicated at the time of the transaction.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-002)

June 29, 2017

The Company shares details of eligible bookings made under the promotional offer with the respective banks with whom such promotional offers were run. The bank reconciles the details shared with transactions recorded on their platform and credits the amounts in the end-customers’ account. It is the bank’s obligation to pay the end-customer on the basis of the promotional offer made at the time of sale. After the completion of the offer period, bank sends an invoice on the Company to recover the portion of the cost which has to be borne by the Company. The Company verifies the invoice with its bookings under the respective promotional offers based on the agreement entered with bank and pays the eligible cash back amount to the bank.

•	Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to end-customers at the time of booking on eligible online transactions as part of the Company’s customer inducement and retention strategy, primarily in the hotels business. The cash incentive to be offered on each sale is predetermined by the Company and the end-customer is required to select from among the various promotional offers. Upon such selection, the customer becomes eligible for an upfront cash incentive. The quantum of this incentive is based on the gross value of the transaction in order to induce the end-customer and is not linked to the commission earned by the Company as an agent from the hotels.

•	E-wallet loyalty program: As part of its loyalty program and to drive repeat behavior, the Company has created a captive E-wallet program. Under this scheme, the Company gives cash back through its E-wallet loyalty program on eligible online transactions to its customers as part of its inducement and retention plan and to effectively promote cross-sales across different business segments. The cash back is given in Company’s E-wallet account which can only be used for future bookings to be made with the Company, subject to certain monetary restrictions and other terms and conditions.

At the time of sale, the Company offers cash back to customer in E-wallet. The cash back to be offered on each sale is predetermined by the Company, and the customer is required to select from among the various promotional offers. Upon such selection the customer becomes eligible for the cash back in the Company’s E-wallet. The Company’s liability is to honor the promotional offer and credit the amount in customer’s E-wallet which can be used by the customer in future bookings in accordance with the terms and conditions relating to utilization of the balance in E-wallet, which also has an expiry date.”

In addition to the foregoing, the Company also intends to include the following in its Form 20-F for the year ended March 31, 2017 and going forward:

“Revenue: The Company provides travel products and services to leisure and corporate travelers in India and outside India. Its services and products include air ticketing, hotels and packages, rail tickets, bus tickets, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. The key travel services the Company offers are booking of air tickets, hotels and packages. Below is a description of the Company’s business model where it either acts as an “agent” or the “primary obligor”.

•	The Company earns a majority of its revenue in the air ticketing and hotels business, where it predominantly acts as an agent of the airlines and hotels. The airlines or the hotels provide the eventual service on such bookings. The Company facilitates the transaction for a commission and does not assume any performance obligation relating to the service. Income from the sale of airline tickets and hotel room nights is recognized as an agent on a net commission earned basis, as the Company does not assume any performance obligation relating to the service.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-003)

June 29, 2017

•	In the packages business, the Company creates packages by bundling air tickets, hotel room nights and other travel services which are then offered as “MakeMyTrip packages”. Accordingly, the Company acts as the primary obligor for such packages since the risks and responsibilities are assumed by the Company, including the responsibility for delivery of services. For example, if the airline cancels a flight included in the package, the Company is responsible for providing an alternate flight. Accordingly, in case of MakeMyTrip packages, revenue is accounted for on a ‘gross basis’. The amount collected from the customer is reflected as revenue on a gross basis, and the amount paid to the various vendors whose services are utilized is reflected as ‘cost of service’.

Similarly, if the Company pre-purchases air ticket or hotel room nights’ inventory in order to avail negotiated rates and assume inventory risk, then sales of such inventory are accounted for on a ‘gross’ basis, and the amount spent to pre-purchase the air ticket or the hotel room night is accounted for as cost of service.

The Company earns a majority of its revenue from the primary provider of service on transactions where the Company acts as an agent. The customer for the Company is the hotel or the airline to whom services are being provided by the Company, and the Company does not assume any performance obligation on the products offered by them. The Company offers the promotional offers and incentives described elsewhere in this document based on competitive pressures from time to time and in order to encourage a higher number of end-users to experience the Company’s booking platforms with a view to gaining market share. Accordingly, in order to effectively represent the underlying business model, revenue and associated costs are presented separately rather than being netted off.

The incentives offered on transactions where the Company is the primary obligor are netted off from revenue as the risks and responsibilities of the products and services sold on transactions where the Company is the primary obligor lies with the Company. Accordingly, on such transactions the incentives are deducted from revenue since revenue and associated cost are offered to the same customer.”

*****

Please contact the undersigned at +65.6437.5467 or Rajiv.Gupta@lw.com if you have any questions or require additional information concerning the foregoing.

[Signature page follows]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-004)

June 29, 2017

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc.	Freedom of Information Act Officer
Securities and Exchange Commission
Office of FOIA and Privacy Act Operations

Deep Kalra
Group Chief Executive Officer
MakeMyTrip Limited

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-005)

June 29, 2017

Confidential Treatment Requested

Confidential treatment has been requested by MakeMyTrip Limited pursuant to Rule 83 for all portions of this document marked by “XXXX”.

ANNEX A

In fiscal year 2016, the Company spent an aggregate of $XXXX as part of its customer acquisition and inducement programs described below to accelerate growth in its standalone hotel booking business in response to increased competition in the domestic travel market in India.

•	Cash back incentives:

In fiscal year 2016, the Company granted cash back incentives of $XXXX under this scheme, which amounted to XXXX% of the total revenue.

•	Upfront cash incentives:

In fiscal year 2016, the Company granted upfront cash incentives of $XXXX under this scheme, which amounted to XXXX% of the total revenue.

•	E-wallet loyalty program:

In fiscal year 2016, the Company granted cash back through its E-wallet of $XXXX under this scheme, which amounted to XXXX% of the total revenue.

REVENUE:

In fiscal year 2016, the Company granted incentives of $XXXX, or XXXX% of the total revenue as against $XXXX million or XXXX% of the total revenue in fiscal year 2015, which were deducted from revenue.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-006)